                                                                     EXHIBIT 1.1

      The following document is an unofficial translation provided for the convenience of our English speaking readers.

HAVAS GROUP

Consolidated income statement
for the 1st half 2002

                                                                                                               (in Euro thousands)
                                                                    Notes      1st half 2002   1st half 2001          2001
                                                                    -----      -------------   -------------   -------------------
Billings                                                                         6,864,084        7,102,930        14,950,258
                                                                                ==========       ==========        ==========

Net revenue                                                                      3,242,776        3,261,208         6,706,642
Cost of sales                                                                   (2,213,678)      (2,196,301)       (4,465,224)
                                                                                ----------       ----------        ----------
Revenue                                                               4          1,029,098        1,064,907         2,241,418

Personnel expenses                                                                (605,401)        (614,978)       (1,262,947)
Other expenses, net                                                               (308,528)        (321,723)         (744,493)
                                                                                ----------       ----------        ----------
Total operating expenses                                                          (913,929)        (936,701)       (2,007,440)

Operating income                                                      4            115,169          128,206           233,978

Financial income (expense), net                                       5            (18,305)            (405)          (25,003)

Income before exceptional items and tax                                             96,865          127,801           208,975

Exceptional income (expense), net                                     6             (5,258)        (109,248)         (151,329)

Income tax                                                                         (33,619)         (13,548)          (28,962)

Net income of fully consolidated companies                                          57,988            5,005            28,684

Share in net income of companies accounted for by the equity method                    365             (769)           (1,315)
                                                                                ----------       ----------        ----------

Net income before amortization of goodwill                                          58,353            4,236            27,369
group share                                                                         49,674           (6,804)           11,152

Amortization of goodwill                                                           (34,608)         (21,682)          (69,421)

Consolidated net income                                                             23,745          (17,446)          (42,052)
group share                                                                         15,129          (28,426)          (57,777)
                                                                                ----------       ----------        ----------
Earnings before interest and taxes (EBIT)                                          110,276           18,189            81,334
                                                                                ----------       ----------        ----------

EARNINGS PER SHARE (before amortization of goodwill
group share)
                                                                                ----------       ----------        ----------
     Basic                                                                            0.17            (0.03)             0.04
     Diluted                                                                          0.16            (0.03)             0.04
                                                                                ----------       ----------        ----------

EARNINGS PER SHARE (consolidated net income group share)
                                                                                ----------       ----------        ----------
     Basic                                                                            0.05            (0.11)            (0.21)
     Diluted                                                                          0.05            (0.11)            (0.21)
                                                                                ----------       ----------        ----------

--------------------------------------------------------------------------------
   The consolidated income statement is produced in a new format in accordance with the regulation CRC 99-02.
By comparison, the consolidated income statement 2001 is also produced in this new format (see note on "Principles and accounting policies")
--------------------------------------------------------------------------------

                Translation from French -- for Information Only.


Consolidated statement of cash flows
for the 1st half 2002

                                                                                                                     (in Euro
                                                                                                                     thousands)
                                                                      Notes     1st half 2002     1st half 2001         2001
                                                                     -------    -------------     -------------      ---------
Operating Activities
Consolidated net income, Group share                                                   15,129           (28,426)       (57,775)
Consolidated net income, minority interests                                             8,616            10,980         15,723
Adjustments made to reconcile net income
 to net cash provided by operating activities:
+ Amortization of goodwill                                                             34,608            21,682         69,422
+ Depreciation Others                                                                  37,366            40,682         83,739
+ Variation in provisions                                                              (5,157)           71,470        106,500
- Capital gains, net                                                                   (2,730)             (607)        15,187
Share in income / (loss) of companies accounted
 for by the equity method, net of dividends                                              (336)            1,221          2,336
                                                                                     --------          --------       --------
Operating cash flow                                                                    87,496           117,002        235,132
Changes in working capital                                                             19,755          (153,501)       (23,220)
Cash flow related to extraordinary activities                                               0           (31,063)      (109,752)
                                                                                     --------          --------       --------
Net cash provided by operating activities                                             107,251           (67,562)       102,160
                                                                                     --------          --------       --------
Investing Activities
Fixed assets purchases:
- Tangible and intangible                                                             (34,377)          (51,838)       (95,240)
- Financial                                                                           (66,242)         (202,248)      (287,873)
                                                                                     --------          --------       --------
                                                      Subtotal                       (100,619)         (254,086)      (383,113)
Fixed assets sales:
- Tangible and intangible                                                               1,297             3,451          8,480
- Financial                                                                1            9,982            20,141         31,681
                                                                                     --------          --------       --------
                                                      Subtotal                         11,279            23,592         40,161
Change in debt on fixed assets                                                          3,344             9,300         (1,232)
Net cash position of subsidiaries purchased or sold                                    21,667            12,801         36,586
                                                                                     --------          --------       --------
Net cash used in investing activities                                                 (64,331)         (208,393)      (307,598)
                                                                                     --------          --------       --------

Financing Activities
Dividends paid                                                                        (82,776)          (14,385)       (83,288)
Capital increase                                                                        5,199            (2,378)        (1,269)
Net change in indebtedness                                                            428,545           (18,063)       (32,666)
Change in cash from financing activities                                                                  3,696          5,244
                                                                                     --------          --------       --------
Net cash provided by financing activities                                             350,967           (31,130)      (111,979)
                                                                                     --------          --------       --------
Net increase (decrease) in cash and equivalents                                       393,887          (307,085)      (317,417)
Cash and equivalents at January 1*                                                    286,544           614,234        614,234
Currency adjustment on operating cash and equivalents                                 (24,967)           (6,790)       (10,273)
                                                                                     --------          --------       --------
Cash and equivalents at December 31*                                                  655,464           300,359        286,544
                                                                                     --------          --------       --------

* Cash and equivalents at January 1 and at December 31 do not include the 6,000,000 treasury shares, which do not represent short term cash.

                Translation from French -- for Information Only.


HAVAS GROUP

Consolidated balance sheet
June 30, 2002

                                                                                                    (in Euro thousands)
ASSETS                                                                 06.30.02         06.30.01         12.31.01
------                                                                ---------        ---------    -------------------
                                                           Notes         Net              Net              Net
                                                           -----      ---------        ---------    -------------------
Current assets (net)
Cash                                                                    343,405          278,527          404,478
Marketable securities                                                   456,267          176,491           61,725
Inventories and work in progress                                         95,212           54,088           96,717
Advances to suppliers                                                    28,860           27,645           29,609
Trade receivables                                                     1,526,444        1,634,787        1,662,892
Other receivables                                                       114,313          148,069          139,048
Prepaid expenses                                                         46,008           60,257           60,524
Other current assets                                                    295,853          241,071          313,820
                                                                      ---------        ---------        ---------
TOTAL CURRENT ASSETS                                                  2,906,362        2,620,935        2,768,813
                                                                      ---------        ---------        ---------
Fixed Assets (net)

Property, plant and equipment
- Land                                                                    7,985            7,569            7,571
- Buildings                                                              53,684           69,250           63,585
- Plant and equipment                                                    53,742           62,985           63,794
- Other                                                                 108,381          131,697          121,465
                                                                      ---------        ---------        ---------
Total property, plant and equipment                                     223,792          271,501          256,415
                                                                      ---------        ---------        ---------
Investments
- In unconsolidated companies                                             7,088           57,117            4,916
- In companies accounted for by the equity method                           726            1,250              209
- Other                                                                  20,901           34,384           21,412
                                                                      ---------        ---------        ---------
Total Investments                                                        28,715           92,751           26,537
                                                                      ---------        ---------        ---------
Other assets
- Intangible assets                                                      62,034           57,111           57,740
- Goodwill                                                   1        1,831,050        1,878,409        1,939,526
- Other                                                                      24               68               12
                                                                      ---------        ---------        ---------
Total other assets                                                    1,893,108        1,935,588        1,997,278
                                                                      ---------        ---------        ---------
TOTAL FIXED ASSETS                                                    2,145,615        2,299,840        2,280,230
                                                                      ---------        ---------        ---------
Deferred charges                                                         25,110           18,909           21,408
Deferred tax assets                                                     264,916          238,242          260,875
Currency translation adjustment                                           1,395            1,057              548
                                                                      ---------        ---------        ---------
TOTAL ASSETS                                                          5,343,398        5,178,983        5,331,874
                                                                      ---------        ---------        ---------

                Translation from French -- for Information Only.


Consolidated balance sheet
June 30, 2002

                                                                                                (in Euro thousands)
LIABILITIES                                        Notes            06.30.02         06.30.01         12.31.01
-----------                                        -----            --------         --------   -------------------

Current liabilities

Trade payables                                                      1,376,254        1,245,262        1,360,930
Other payables                                                        789,454          860,304          886,355
Advances from customers                                               153,051          200,701          215,775
                                                                    ---------        ---------        ---------
Total current liabilities                                           2,318,759        2,306,267        2,463,060
                                                                    ---------        ---------        ---------
Borrowings (1)

 Bonds                                               2              1,244,204          794,204          795,606
 Other                                                                298,342          376,298          373,864
                                                                    ---------        ---------        ---------
Total borrowings                                                    1,542,546        1,170,502        1,169,470
Deferred income                                                        42,561           37,171           62,958
                                                                    ---------        ---------        ---------
TOTAL LIABILITIES                                                   3,903,866        3,513,940        3,695,488
                                                                    ---------        ---------        ---------
Currency translation adjustment                                         2,474            1,992            1,642
Provisions for risks and expenses                                     205,809          218,031          192,779


Shareholders' equity

Share capital                                                         121,843          121,664          121,728
Additional paid-in capital                                          1,784,218        3,079,126        3,079,831
Retained earnings                                                    (724,819)      (1,773,869)      (1,761,872)
Consolidated net income, Group share                                   15,129          (28,426)         (57,777)
                                                                    ---------        ---------        ---------
Shareholders' equity, total Group share                             1,196,371        1,398,495        1,381,910
Consolidated net income, minority interests                             8,616           10,980           15,725
Consolidated retained earnings, minority interest                      26,262           35,545           44,330
                                                                    ---------        ---------        ---------
TOTAL SHAREHOLDERS' EQUITY                                          1,231,249        1,445,020        1,441,965
                                                                    ---------        ---------        ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          5,343,398        5,178,983        5,331,874
                                                                    ---------        ---------        ---------

(1) Due in less than one year                                         214,376          261,200          273,408

    Due in over one year                                            1,337,386          909,302          896,062


                Translation from French -- for Information Only.


               CHANGES IN SHAREHOLDERS' EQUITY AS OF JUNE 30, 2002

                                                                                                          (in Euro thousands)
                                                                                    Group       Minority
                                                                                    share       Interests        Total
                                                                                  ---------     ---------      ---------
Consolidated shareholders' equity at 12.31.2000                                   1,040,228        86,708      1,126,936

Dividends distributed                                                               (62,714)      (19,562)       (82,276)

Increase in Havas capital

             Stock-options exercised                                                 15,772                       15,772
             Conversion of bonds                                                      1,878                        1,878
             Warrants exercised                                                      45,625                       45,625
             Acquisition of 49.5% of Media Planning Group                           442,000       (39,162)       402,838
             Acquisition of 83.4% of Circle.com                                      27,869                       27,869
             Addition on SNC acquisition                                            (44,608)                     (44,608)
             Costs posted                                                            (2,240)                      (2,240)
             Treasury stock                                                         (61,982)                     (61,982)

Currency translation adjustment                                                      37,919           814         38,733

Other movements                                                                         (60)       15,532         15,472
                                                                                  ---------      --------      ---------
                                                                                  1,439,687        44,330      1,484,017
2001 consolidated net income                                                        (57,777)       15,725        (42,052)
                                                                                  ---------      --------      ---------
Consolidated shareholders' equity at 12.31.2001                                   1,381,910        60,055      1,441,965

Dividends distributed                                                               (69,660)      (12,999)       (82,659)

Increase in Havas Advertising capital
             Stock-options exercised                                                  1,234                        1,234
             Treasury stock                                                           5,977                        5,977

Currency translation adjustment                                                    (138,518)       (4,702)      (143,220)

Other movements                                                                         299       (16,092)       (15,793)
                                                                                  ---------      --------      ---------
                                                                                  1,181,242        26,262      1,207,504
1st half 2002 consolidated net income                                                15,129         8,616         23,745
                                                                                  ---------      --------      ---------
Consolidated shareholders' equity at 06.30.2002                                   1,196,371        34,878      1,231,249
                                                                                  ---------      --------      ---------

                Translation from French - for Information Only.


HAVAS GROUP

--------------------------------------------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             FOR THE 1st HALF 2002
--------------------------------------------------------------------------------

I.       Preamble

         The annual shareholders meeting of Havas held on May 23rd 2002, approved the resolution to change the Company's name from "Havas Advertising" to "Havas".

II.      Principles and accounting policies

         The 1st half 2002 consolidated accounts of Havas have been prepared in accordance with generally accepted accounting principles implemented in France (Regulation CRC 99-02) and by applying the same consolidation methods for the 2001 accounts except for the recognition criteria applied to reserves and liabilities. Effective January 1, 2002, the company has adopted this new 00-06 rule of the CRC. This has had no impact on the opening balance sheet.

         Furthermore, the income statement is presented in a new format in accordance with regulation CRC 99-02. For comparison purposes, after discussions with the COB, the 2001 result is also presented in accordance with this new format. As a result, "Unusual elements" have been reclassified as "Exceptional income (expense) net."

         The exceptional income (expense) mainly includes :

         - Allowance for doubtful receivables ;
         - Exceptional impairment of assets and capital gains or losses on disposal of fixed assets including financial investments;
         - Restructuring costs, including : lay-offs, and related real estate losses, such as space that becomes vacant or is sublet at lower than original rent, indemnities for breach of contract, impairment of fixtures and fittings;
         - Reserves for tax risks, if significant;
         - Costs in connection with unsuccessful acquisitions, when of unusual nature or amount;
         - Reserves for litigation, if significant.

III.     Events during  1st half  2002

         1/ Scope changes

         The main changes are related to the acquisition of 100% of Schmitter Media, the leading independent media agency in Germany, and the disposals of Ailleurs Exactement in France and Echo Media in the USA. In addition, Havas has acquired minority interests in companies that are already consolidated (buy-outs) and paid earn outs.

         The impact of all these changes on "Goodwill" in the balance sheet and "Financial investments" in the statement of cash flows are detailed as follows :

                                                                   Financial
         Amounts in (euro)000s                    Goodwill        investments
         ---------------------                    --------        -----------
Gross value as of  12.31.01                       2,193,241
Acquisitions                                         13,420         15,233
Acquisitions of minority interests                   14,812         32,178
Earn-out payments                                    10,712         11,638
Disposals                                           (11,159)
Other                                                 1,964          1,287
Currency translation adjustments                   (128,462)
Gross value as of  06.30.02   /Cash Flows 2002    2,094,528         60,336


                Translation from French - for Information Only.

HAVAS GROUP

         2/ OCEANE issuance

         On May 13, 2002 Havas issued a convertible bond (obligation a option de conversion et/ou d'echange en actions nouvelles ou existantes - OCEANE) in the amount of (euro) 450 million with the following characteristics:

                -   Nominal amount :(euro)10.75;
                -   Annual coupon of 4% with a gross yield to maturity of 4%;
                - Redemption on January 1, 2009 with the possibility of early redemption on January 1, 2006, at the option of the bond-holders;
                - exchangeable or convertible at any time into 1.02 share of Havas common stock.


         3/ Treasury stock

         As part of acquisition payments, the company Havas has sold 462,918 treasury shares for an amount of (euro) 5,040 thousand during the 1st half 2002, which is included in the line "Capital increase" of the statement of cash flows.

         4/ Geographic breakdown



                                                 Operating
                                    Revenue        income
                                    -------      ----------
         In (euro)000s             1,029,098      115,170
         Europe                       48%           63%
         North America                45%           30%
         Asia Pacific                  3%            1%
         Latin America                 4%            6%
                                   ---------      -------
         Total                       100%          100%
                                   =========      =======



         5/ Financial result

         The financial result includes an allowance for redemption premium related to the 1999 and 2000 OCEANEs for a total amount of (euro)12,213 thousand for 1st half 2002 ((euro)7,356 thousand in 1st half 2001)

         6/ Exceptional items

         The exceptional result for 1st half 2002 of (euro) -5,258 thousand consists mainly of a reserve on WorldCom receivables in an amount of
         (euro) -7,635 thousand ($6.9 million). This is further detailed in note 8.
         The exceptional items in 1st half 2001 of (euro)109,248 thousand correspond to the restructuring plan implemented during this period.

         7/  Commitments linked to acquisitions

         When acquiring companies, Havas generally commits to :

         - pay earn-outs to the sellers based on future performance which, in accordance with accounting rules, are recorded only when they can be reasonably estimated;
         - acquire minority interests (if Havas purchases less than 100 % of the capital) at prices based on the company's performance at the time of the purchase ("buy-out").

         All these commitments were estimated at (euro)266 million at December 31, 2001. (euro)44 million were paid for earn-out and buy-out commitments during the 1st half 2002.

                Translation from French - for Information Only.

HAVAS GROUP

         8/ Subsequent events

         -  MCI WorldCom

         On July 21, 2002, WorldCom, Inc., a significant client of the Havas Group, filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

         With respect to the media, the Havas Group acts as an agent for WorldCom and its subsidiary, MCI WorldCom (collectively "WorldCom"), and as an intermediary in the transfer of the client's payments to the applicable media suppliers. As a result, the Havas Group had outstanding receivables of approximately $ 43.5 million as of June 30, 2002, which had been reduced to approximately $ 36.5 million as of July 21, 2002, and in parallel, the Havas Group had outstanding media payables for the media space reserved on behalf of WorldCom of approximately $ 43.2 million as of June 30, 2002, which had been reduced to approximately $ 36.4 million as of July 21, 2002.

         It is not currently possible to determine what actions, if any, will be taken in connection with the WorldCom bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to the Havas Group that might result. Consequently, the Havas Group cannot conclude at this time that a loss is probable and as such, no reserve can be recorded under GAAP.

         With respect to commissions and production work, the Havas Group has a net receivable of approximately $ 11.0 million in its financial statements as of June 30, 2002, which had been reduced to approximately $ 10.3 million as of July 21, 2002. As of June 30, 2002, a reserve has been recorded on this net receivable in an amount of $6.9 million, corresponding to the Havas Group's best estimate of the probable loss.

         The Havas Group continues to work with MCI WorldCom to help sustain its business and is hopeful that MCI WorldCom will remain viable and successful.

         (At June 30, 2002, the euro to dollar exchange rate was (euro)1 = $ 0.9975; source: Banque de France).

                Translation from French - for Information Only.

HAVAS GROUP

--------------------------------------------------------------------------------
                 REPORT ON THE ACTIVITY AND CONSOLIDATED INCOME
                                OF 1st HALF 2002
--------------------------------------------------------------------------------

I.       Group activity during the 1st half 2002

         During the 1st half 2002, Havas had billings of (euro)6,864 million versus (euro)7,103 million during 1st half 2001, down 3.4%. Adjusted to account for currency fluctuations and acquisitions, organic growth was (5.4)%.

         Pursuing its strategy of targeted acquisitions to reinforce its media division, Havas acquired 100% of Schmitter Media, leading independent media agency in Germany, complemented by a cooperation agreement signed with Media Italia. This new subsidiary has joined the MPG network. Furthermore, the Havas Group has taken 100% control of Hauser Bragg, a public relations agency in Chicago, which has joined the Arnold Worldwide Partners network.

II.      Principles and accounting policies

         The 1st half 2002 consolidated accounts of Havas have been prepared in accordance with generally accepted accounting principles implemented in France (Regulation CRC 99-02) and by applying the same consolidation methods for the 2001 accounts except for the recognition criteria applied to reserves and liabilities. Effective January 1, 2002, the company has adopted this new 00-06 rule of the CRC. This has had no impact on the opening balance sheet.

         Furthermore, the income statement is presented in a new format in accordance with regulation CRC 99-02. For comparison purposes, after discussions with the COB, the 2001 result is also presented in accordance with this new format. As a result, "Unusual elements" have been reclassified as "Exceptional income (expense), net."

III.     Net income of  Havas SA

         Net income of the holding company for 1st half 2002 amounts to
         (euro)41,202 thousand.

IV.      Consolidated income statement

         1st half 2002 net income before tax, exceptional items, financial charges and amortization of goodwill is (euro)115,535 thousand versus
         (euro) 127,437 thousand in 1st half 2001, a decline of 9.3%. Earnings before interest and taxes is (euro)110,277 thousand for 1st half 2002 versus (euro) 18,189 thousand for 1st half 2001.

         Net income before amortization of goodwill is (euro)58,353 thousand in 1st half 2002 versus (euro)4,236 thousand for 1st half 2001.

         Diluted earnings per share before amortization of goodwill, group share, is (euro)0.16 versus (euro)-0.03 at June 30, 2001.

V.       2002 Outlook

         The results for the first half of 2002 are in line with objectives in a much tougher market context than expected. The Group achieved, and on certain items surpassed, the goals set, which demonstrates that the Havas teams have reacted with talent in this environment.

         The Group will continue its drive in the second half in a market in which no real improvement compared to the first half is expected, with the possible exception - and even here to be taken cautiously - of the USA. The efforts will be focused on the development of existing clients, winning New Business and reducing costs.

                Translation from French - for Information Only.

HAVAS GROUP

         If the current market environment does not deteriorate further then the Group will achieve the following objectives in terms of growth and profitability :

         o  organic growth higher than the average of our principal competitors
         o Improvement by one point EBIT ratio compared to 2001 (before exceptional items)